Exhibit 4.5

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Second Quarter

June 30, 2020

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Six months
	ended June 30		ended June 30
	2020	2019	2020	2019

Revenues	$621,597	$573,908	$1,255,428	$1,059,563

Cost of revenues	412,010	388,656	847,159	729,354
Selling, general and administrative expenses	140,799	121,976	299,585	240,638
Depreciation	12,624	9,266	24,770	17,646
Amortization of intangible assets	10,864	4,899	22,225	9,206
Settlement of long-term incentive arrangement	-	314,379	-	314,379
Acquisition-related items	397	3,202	802	3,880
Operating earnings (loss)	44,903	(268,470)	60,887	(255,540)

Interest expense, net	5,530	4,772	14,417	8,341
Other income, net (note 7)	(147)	(6,131)	(376)	(6,124)
Earnings (loss) before income tax	39,520	(267,111)	46,846	(257,757)
Income tax (note 8)	9,603	8,569	11,149	9,778
Net earnings (loss)	29,917	(275,680)	35,697	(267,535)

Non-controlling interest share of earnings (note 12)	3,326	2,409	5,081	4,205
Non-controlling interest redemption increment (decrement) (note 12)	(531)	947	(1,791)	4,967
Net earnings (loss) attributable to Company	$27,122	$(279,036)	$32,407	$(276,707)

Net earnings (loss) per common share (note 13)

Basic	$0.64	$(7.48)	$0.77	$(7.69)
Diluted	$0.64	$(7.48)	$0.77	$(7.69)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Six months
	ended June 30		ended June 30
	2020	2019	2020	2019

Net earnings (loss)	$29,917	$(275,680)	$35,697	$(267,535)

Foreign currency translation gain (loss)	3,115	1,078	(2,936)	1,406

Comprehensive earnings (loss)	33,032	(274,602)	32,761	(266,129)

Less: Comprehensive earnings attributable to non-controlling interests	2,795	3,356	3,290	9,172

Comprehensive earnings (loss) attributable to Company	$30,237	$(277,958)	$29,471	$(275,301)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	June 30, 2020	December 31, 2019
Assets
Current Assets
Cash and cash equivalents	$245,257	$121,198
Restricted cash	20,028	13,093
Accounts receivable, net of allowance of $15,369 (December 31, 2019 - $13,136)	361,046	393,730
Income tax recoverable	-	4,147
Inventories	100,187	94,511
Prepaid expenses and other current assets	38,010	41,457
	764,528	668,136

Other receivables	3,934	4,033
Other assets	7,950	7,791
Fixed assets	128,684	131,545
Operating lease right-of-use assets (note 6)	139,580	132,893
Intangible assets	344,545	366,224
Goodwill	644,794	644,847
	1,269,487	1,287,333
	$2,034,015	$1,955,469

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$79,501	$76,226
Accrued liabilities	171,014	165,444
Income taxes payable	6,476	-
Unearned revenues	90,082	74,100
Operating lease liabilities - current (note 6)	33,045	30,622
Long-term debt - current (note 9)	56,669	5,545
Contingent acquisition consideration - current (note 11)	3,788	6,269
	440,575	358,206

Long-term debt - non-current (note 9)	588,525	761,078
Operating lease liabilities - non-current (note 6)	117,024	111,247
Contingent acquisition consideration (note 11)	6,478	8,154
Unearned revenues	12,105	12,593
Other liabilities	50,315	45,403
Deferred income tax	54,063	58,239
	828,510	996,714
Redeemable non-controlling interests (note 12)	162,613	174,662

Shareholders' equity	602,317	425,887
	$2,034,015	$1,955,469

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed		comprehensive
	shares	Amount	surplus	Deficit	loss	Total

Balance, December 31, 2019	41,495,957	$605,428	$50,789	$(229,874)	$(456)	$425,887
Net earnings	-	-	-	5,285	-	5,285
Other comprehensive earnings (loss)	-	-	-	-	(6,051)	(6,051)

Impact of ASU 2016-13 (Topic 326)	-	-	-	(53)	-	(53)

Common Shares:
Stock option expense	-	-	3,969	-	-	3,969
Stock options exercised	120,000	4,535	(924)	-	-	3,611
Dividends	-	-	-	(6,867)	-	(6,867)
Balance, March 31, 2020	41,615,957	$609,963	$53,834	$(231,509)	$(6,507)	$425,781
Net earnings	-	-	-	27,122	-	27,122
Other comprehensive earnings	-	-	-	-	3,115	3,115

Common Shares:
Stock option expense	-	-	2,443	-	-	2,443
Stock options exercised	26,150	1,310	(295)	-	-	1,015
Dividends	-	-	-	(7,167)	-	(7,167)
Issued (note 10)	1,797,359	150,008	-	-	-	150,008
Balance, June 30, 2020	43,439,466	$761,281	$55,982	$(211,554)	$(3,392)	$602,317

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed		comprehensive
	shares	Amount	surplus	Deficit	loss	Total

Balance, December 31, 2018	35,980,047	$148,707	$45,097	$45,537	$(3,115)	$236,226
Net earnings	-	-	-	2,329	-	2,329
Other comprehensive earnings	-	-	-	-	328	328

Impact of ASC 842 - Leases	-	-	-	(338)	-	(338)

Subsidiaries’ equity transactions	-	-	(19)	-	-	(19)
Common Shares:
Stock option expense	-	-	2,855	-	-	2,855
Stock options exercised	134,650	5,342	(1,338)	-	-	4,004
Dividends	-	-	-	(5,418)	-	(5,418)
Balance, March 31, 2019	36,114,697	$154,049	$46,595	$42,110	$(2,787)	$239,967
Net earnings (loss)	-	-	-	(279,036)	-	(279,036)
Other comprehensive earnings	-	-	-	-	1,078	1,078

Impact of ASC 842 - Leases	-	-	-	(52)	-	(52)

Subsidiaries’ equity transactions	-	-	39	-	-	39
Common Shares:
Stock option expense	-	-	1,755	-	-	1,755
Stock options exercised	188,400	5,401	(959)	-	-	4,442
Dividends	-	-	-	(5,883)	-	(5,883)
Issued	2,918,860	251,503	-	-	-	251,503
Balance, June 30, 2019	39,221,957	$410,953	$47,430	$(242,861)	$(1,709)	$213,813

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Six months ended
	June 30		June 30
	2020	2019	2020	2019
Cash provided by (used in)

Operating activities
Net earnings (loss)	$29,917	(275,680)	$35,697	$(267,535)

Items not affecting cash:
Depreciation and amortization	23,488	14,164	46,995	26,851
Non-cash settlement of long-term incentive arrangement	-	289,721	-	289,721
Deferred income tax	(2,149)	992	(4,205)	1,465
Other	1,845	(4,192)	5,669	(1,058)

Changes in non-cash working capital:
Accounts receivable	11,911	(27,828)	32,893	(19,228)
Inventories	(3,539)	(2,496)	(5,669)	1,208
Prepaid expenses and other current assets	3,595	1,045	2,876	806
Payables and accruals	28,814	11,439	18,335	(4,922)
Unearned revenues	13,088	9,044	15,492	14,700
Other liabilities	6,252	2,619	4,958	3,340
Contingent acquisition consideration	-	-	-	(962)
Net cash provided by operating activities	113,222	18,828	153,041	44,386

Investing activities
Acquisitions of businesses, net of cash acquired (note 5)	-	(519,758)	-	(545,531)
Disposal of business, net of cash disposed (note 7)	-	13,030	-	13,030
Purchases of fixed assets	(6,733)	(11,551)	(22,081)	(22,287)
Other investing activities	(603)	3,188	(786)	859
Net cash used in investing activities	(7,336)	(515,091)	(22,867)	(553,929)

Financing activities
Increase in long-term debt	7,887	543,216	25,282	590,750
Repayment of long-term debt	(112,959)	-	(147,206)	(1,871)
Proceeds received on common share issuance (note 10)	150,008	-	150,008	-
Purchases of non-controlling interests, net	(11,316)	(14,223)	(15,067)	(33,210)
Contingent acquisition consideration	(2,179)	(2,182)	(3,398)	(8,035)
Proceeds received on exercise of options	1,015	4,442	4,626	8,446
Financing fees paid	-	(3,428)	-	(3,696)
Dividends paid to common shareholders	(6,867)	(5,418)	(13,091)	(10,275)
Distributions paid to non-controlling interests	-	(3,075)	(50)	(4,269)
Net cash provided by financing activities	25,589	519,332	1,104	537,840

Effect of exchange rate changes on cash, cash equivalents and restricted cash	626	(508)	(284)	(311)

Increase in cash, cash equivalents and restricted cash	132,101	22,561	130,994	27,986

Cash, cash equivalents and restricted cash, beginning of period	133,184	85,269	134,291	79,844

Cash, cash equivalents and restricted cash, end of period	$265,285	107,830	$265,285	$107,830

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel; proprietary banking and insurance products; and energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, Global Restoration, California Closets, Century Fire Protection, Certa Pro Painters, Pillar to Post Home Inspectors, and Floor Coverings International.

2.       RISKS and UNCERTAINTIES – Currently, one of the most significant risks and uncertainties is the potential adverse effect of the current pandemic of the novel coronavirus, or COVID-19. The COVID-19 pandemic in North America has had an impact on most of the Company’s operations, particularly its service lines tied to home improvement. All of its businesses have been designated essential services in most of their geographic regions. The various “stay-at-home” and social distancing measures continue to impact the Company’s ability to operate on the premises of its residential and commercial customers. Although many regions where the Company operates have re-opened, it is challenging to predict the financial performance in upcoming reporting periods with reasonable accuracy due to the lack of visibility around the duration and severity of the crisis and its dynamic changes.

Given the uncertainties surrounding the impact of the COVID-19 pandemic, the Company took certain actions during the first and second quarters to preserve liquidity, manage cash flow and strengthen its financial flexibility. Such actions included, but were not limited to, expense containment initiatives in areas including labour costs and other operating expenses, capital expenditures reductions, and management of its working capital requirements, as well as completing a private placement for $150,008 in the second quarter of the current year. Refer to note 10 for more detail.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements, with the exception of the change described below. In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at June 30, 2020 and the results of operations and its cash flows for the three and six month periods ended June 30, 2020 and 2019. All such adjustments are of a normal recurring nature. The results of operations for the three and six month periods ended June 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020.

Credit Losses

On January 1, 2020, the Company adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which replaces existing incurred loss impairment guidance and establishes a single allowance framework for financial assets carried at amortized cost. The Company adopted Topic 326 using a modified retrospective approach, which requires a cumulative-effect adjustment, if any, to the opening balance of retained earnings (deficit) to be recognized on the date of adoption with prior periods not restated. The cumulative-effect adjustment recorded on January 1, 2020 was not material.

Accounting policy for Credit Losses

Accounts receivable: The allowance for doubtful accounts is based on the Company’s assessment of the collectability of customer accounts. The measurement of expected credit losses is based on relevant information about past events, including historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may impact a customer’s ability to pay.

A reconciliation of our allowance for doubtful accounts is found below:

(In thousands)	2020

Allowance for doubtful accounts, December 31, 2019	$13,136
Bad debt expense	5,295
Write-offs to accounts receivable	(3,266)
Recoveries to accounts receivable	495
Adjustment to opening retained earnings	53
Other	(344)
Allowance for doubtful accounts, June 30, 2020	$15,369

4.       REVENUE RECOGNITION STANDARD – Within the FirstService Brands segment, franchise fee revenue recognized during the six months ended June 30, 2020 that was included in deferred revenue at the beginning of the period was $2,387 (2019 - $2,062). These fees are recognized over the life of the underlying franchise agreement, usually between 5 - 10 years.

External broker costs and employee sales commissions in obtaining new franchisees are capitalized in accordance with the new revenue standard and are amortized over the life of the underlying franchise agreement. Costs amortized during the six months ended June 30, 2020 were $1,047 (2019 - $934). The closing amount of the capitalized costs to obtain contracts on the balance sheet as at June 30, 2020 was $5,981 (December 31, 2019 - $6,711). There were no impairment losses recognized related to those assets in the quarter.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at June 30, 2020, the aggregate amount of backlog was $332,530. The Company expects to recognize revenue on the remaining backlog over the next 12 months.

Disaggregated revenues are as follows:

	Three months		Six months
	ended June 30		ended June 30
	2020	2019	2020	2019
Revenues

FirstService Residential	$338,153	$370,405	$677,816	$689,715
FirstService Brands company-owned	252,261	162,862	516,361	298,563
FirstService Brands franchisor	29,538	39,413	58,813	69,223
FirstService Brands franchise fee	1,645	1,228	2,438	2,062

The Company disaggregates revenue by segment, and within the FirstService Brands segment, further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the cost-to-cost measure of progress method. The extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

5.       ACQUISITIONS – During the six months ended June 30, 2020, the Company did not complete any acquisitions. In the prior year period, the Company completed eleven acquisitions, including three in the FirstService Residential segment and eight in the FirstService Brands segment; the acquisition date fair value of consideration transferred was as follows: cash of $545,531, and contingent consideration of $4,605.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to two-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level; and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at June 30, 2020 was $10,266 (see note 11). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $10,303 to a maximum of $12,121. The contingencies will expire during the period extending to September 2023. During the six months ended June 30, 2020, $3,398 was paid with reference to such contingent consideration (2019 - $8,997).

6.       LEASES – The Company has operating leases for corporate offices, copiers, and certain equipment. Its leases have remaining lease terms of 1 year to 10 years, some of which may include options to extend the leases for up to 8 years, and some of which may include options to terminate the leases within 1 year. The Company evaluates renewal terms on a lease by lease basis to determine if the renewal is reasonably certain. The amount of operating lease expense recorded in the statement of earnings for the six months ended June 30, 2020 was $18,371 (2019 - $14,635).

Other information related to leases was as follows (in thousands, except lease term and discount rate):

Supplemental Cash Flows Information, six months ended June 30	2020

Cash paid for amounts included in the measurement of operating lease liabilities	$18,151
Right-of-use assets obtained in exchange for operating lease obligation	$22,226

7.      OTHER INCOME - Other income is comprised of the following:

	Three months ended		Six months ended
	June 30		June 30
	2020	2019	2020	2019

Gain on disposal of business	$-	$(6,082)	$-	$(6,082)
Other (income) expense	(147)	(49)	(376)	(42)
	$(147)	$(6,131)	$(376)	$(6,124)

During the second quarter of the prior year, the Company completed the divestiture of two non-core businesses. The Company sold its national accounts commercial painting operations for cash consideration of $3,386 and notes receivable of $2,800. The pre-tax gain on disposal was $1,406. The Company also completed the sale of its Florida and Arizona-based landscaping operations for cash consideration of $9,644 (net of cash disposed of $600). The pre-tax gain on disposal was $4,676.

8.       INCOME TAX – The provision for income tax for the six months ended June 30, 2020 reflected an effective tax rate of 24% (2019 - negative 4%) relative to the statutory rate of approximately 27% (2019 - 27%). The difference between the effective rate and the statutory rate relates to the differential between tax rates in certain jurisdictions, as well as taxable permanent differences.

9.       LONG-TERM DEBT – The Company has $150,000 of senior secured notes (the “Senior Notes”) bearing interest at a rate of 3.84%. The Senior Notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

The Company has a Credit Agreement with a syndicate of lenders. The Credit Agreement is comprised of a committed multi-currency revolving credit facility of $450,000 (the “Facility”) and a term loan (drawn in a single advance) in the aggregate amount of $440,000 (the “Term Loan”). The Facility portion of the Credit Agreement has a term ending on January 17, 2023 and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The Term Loan portion of the Credit Agreement has a term ending on June 21, 2024, with repayments of 5% per annum, paid quarterly, beginning in September 2020, with the balance payable at maturity, and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The Credit Agreement requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. The Company may repay amounts owing under the Credit Agreement at any time without penalty. The Facility is available to fund working capital requirements (including acquisitions and any associated contingent purchase consideration) and other general corporate purposes.

The indebtedness under the Credit Agreement and the Senior Notes rank equally in terms of seniority. The Company has granted the lenders under the Credit Agreement and the holders of the Senior Notes various security, including an interest in all of our assets. The Company is prohibited under the Credit Agreement and the Senior Notes from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the lenders under the Credit Agreement and the holders of the Senior Notes.

10.       PRIVATE PLACEMENT – On May 22, 2020, the Company completed the sale, on a private placement basis, of a total of 1,797,359 common shares of FirstService, at a price of US$83.46 per share, to Durable Capital Partners LP, for proceeds of $150,008. The net proceeds of the private placement were used to repay existing indebtedness under the Facility.

11.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2020:

		Fair value measurements at June 30, 2020

	Carrying value at
	June 30, 2020	Level 1	Level 2	Level 3

Contingent consideration liability	$10,266	$-	$-	$10,266
Interest rate swap liability	2,572	-	2,572	-

The Company has one interest rate swap in place to exchange the floating interest rate on $100,000 of debt under its Credit Agreement for a fixed rate. The fair value of the interest rate swap liability was determined using widely accepted valuation techniques. The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would not have a significant impact on the fair value of the contingent consideration balance.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2020

Balance, January 1	$14,423
Fair value adjustments	(1,723)
Resolved and settled in cash	(3,398)
Other	964
Balance, June 30	$10,266

Less: Current portion	3,788
Non-current portion	$6,478

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 1.5% to 2.0%).

	June 30, 2020		December 31, 2019
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$3,934	$3,934	$4,033	$4,033
Long-term debt	645,194	663,685	766,623	779,279

12.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of: (i) the redemption amount; or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2020

Balance, January 1	$174,662
RNCI share of earnings	5,081
RNCI redemption increment (decrement)	(1,791)
Distributions paid to RNCI	(50)
Purchases of interests from RNCI, net	(15,067)
Other	(222)
Balance, June 30	$162,613

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of trailing two-year average earnings before income taxes, interest, depreciation, and amortization, less debt. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in the Company’s Common Shares. The redemption amount as of June 30, 2020 was $159,160. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Common Shares as at June 30, 2020, approximately 1,600,000 such shares would be issued; this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

13.       NET EARNINGS PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Six months ended
(in thousands)	June 30		June 30
	2020	2019	2020	2019

Basic shares	42,397	37,284	41,977	36,002
Assumed exercise of Company stock options	313	431	345	450
Diluted shares	42,710	37,715	42,322	36,452

14.       STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and full-time employees of the Company and its subsidiaries, other than its Founder and Chairman. The stock option plan came into existence on June 1, 2015. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Common Share. All Common Shares issued are new shares. Grants under the Company’s stock option plan are equity-classified awards. As at June 30, 2020, there were 214,500 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. There were no stock options granted during the three months ended June 30, 2020 (2019 - nil). Stock option activity for the six months ended June 30, 2020 was as follows:

			Weighted
			average
		Weighted	remaining
		average	contractual	Aggregate
	Number of	exercise	life	intrinsic
	options	price	(years)	value

Shares issuable under options -
Beginning of period	1,639,100	$60.26
Granted	475,000	111.36
Exercised	(146,150)	33.98
Shares issuable under options -
End of period	1,967,950	$74.55	2.84	$56,604
Options exercisable - End of period	856,527	$57.59	1.90	$37,470

The amount of compensation expense recorded in the statement of earnings for the six months ended June 30, 2020 was $6,412 (2019 - $4,610). As of June 30, 2020, there was $16,588 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the six month period ended June 30, 2020, the fair value of options vested was $6,837 (2019 - $4,591).

15.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

16.       SEGMENTED INFORMATION – The Company has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and company-owned essential property services to residential and commercial customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended June 30

2020
Revenues	$338,153	$283,444	$-	$621,597
Depreciation and amortization	7,260	16,208	20	23,488
Operating earnings	31,980	17,364	(4,441)	44,903

2019
Revenues	$370,405	$203,503	$-	$573,908
Depreciation and amortization	6,696	7,458	11	14,165
Operating earnings	32,278	20,705	(321,453)	(268,470)

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Six months ended June 30

2020
Revenues	$677,816	$577,612	$-	$1,255,428
Depreciation and amortization	13,136	33,811	48	46,995
Operating earnings	49,404	22,271	(10,788)	60,887

2019
Revenues	$689,715	$369,848	$-	$1,059,563
Depreciation and amortization	12,662	14,168	22	26,852
Operating earnings	47,926	24,597	(328,063)	(255,540)

GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended June 30

2020
Revenues	$546,191	$75,406	$621,597
Total long-lived assets	987,499	270,104	1,257,603

2019
Revenues	$534,180	$39,728	$573,908
Total long-lived assets	992,705	255,520	1,248,225

	United States	Canada	Consolidated

Six months ended June 30

2020
Revenues	$1,105,326	$150,102	$1,255,428

2019
Revenues	$989,478	$70,085	$1,059,563

17.       SUBSEQUENT EVENT – On July 2, 2020, the Company’s subsidiary, Global Restoration Holdings, acquired a controlling interest in Rolyn Companies, Inc. (“Rolyn”), a leading commercial and large loss restoration services provider in the Mid-Atlantic region of the United States. Rolyn generates annual run-rate revenues of approximately $75,000.